Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

JUN 26 2006

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

06014674

Our Ref: LB/CS/24/3

Your Ref: 82-2782

19 June 2006

SUPPL

Dear Sirs

RE: Stock Exchange Announcement

Please find attached copies of stock exchange announcement's issued on behalf of Kelda Group plc as follows:

- Transaction in Own Shares x 4 (From 12 June to 16 June 2006).
- Holding(s) in Company – Zurich – 14 June 2006
- Holding(s) in Company – Barclays Plc – 15 June 2006

These document(s) are being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

PROCESSED
JUN 27 2006
THOMSON
FINANCIAL

dlw 6/27

Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Holding(s) in Company
Released	10:42 15-Jun-06
Number	PRNUK-1506

KeldaGroup

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   Kelda Group plc

2. Name of shareholder having a major interest

   Barclays Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Not disclosed

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York	26,552
Barclays Capital Nominees Limited	605,156
Barclays Capital Nominees Limited	236,484
Barclays Capital Nominees Limited	160,000
Barclays Global Investors Canada	23,705
Barclays Trust Co DMC69 C 000000000000000000	1,800
Barclays Trust Co E99 C 000000000000000000	1,400
Barclays Trust Co R69 C 000000000000000000	20,515
BNP Paribas	48,287
Chase Nominee Ltd A/c 16376	182,146
Chase Nominee Ltd A/c 20947	4,251,254
Chase Nominee Ltd A/c 21359	215,708
Chase Nominee Ltd A/c 28270	118,187
Chase Nominee Ltd A/c 28270	51,513

CIBC Mellon Global Securities	37,036
Clydesdale Nominees HGB0125 A/c 00068640801	7,100
Gerrard Nominees Limited A/c 607486	600
Greig Middleton Nominees Limited (GM1)	16,250
Investors Bank and Trust Co.	1,889,078
Investors Bank and Trust Co.	130,695
Investors Bank and Trust Co.	65,073
Investors Bank and Trust Co.	10,902
Investors Bank and Trust Co.	377,277
Investors Bank and Trust Co.	34,423
Investors Bank and Trust Co.	64,505
Investors Bank and Trust Co.	3,381
Investors Bank and Trust Co.	779,026
Investors Bank and Trust Co.	6,031
Investors Bank and Trust Co.	43,575
Investors Bank and Trust Co.	22,920
Investors Bank and Trust Co.	1,834,564
Investors Bank and Trust Co.	62,604
Investors Bank and Trust Co.	114,086
Investors Bank and Trust Co.	10,762
JP Morgan (BGI Custody) A/c 16331	100,921
JP Morgan (BGI Custody) A/c 16338	22,548
JP Morgan (BGI Custody) A/c 16341	208,107
JP Morgan (BGI Custody) A/c 16341	123,710
JP Morgan (BGI Custody) A/c 16342	47,033
JP Morgan (BGI Custody) A/c 16344	43,979
JP Morgan (BGI Custody) A/c 16345	78,939
JP Morgan (BGI Custody) A/c 16400	3,216,564
JP Morgan (BGI Custody) A/c 18409	297,117
JPMorgan Chase Bank	508
JPMorgan Chase Bank	7,518
JPMorgan Chase Bank	3,453

JPMorgan Chase Bank	22,492
JPMorgan Chase Bank	12,244
JPMorgan Chase Bank	33,284
JPMorgan Chase Bank	264,914
JPMorgan Chase Bank	10,014
JPMorgan Chase Bank	36,704
JPMorgan Chase Bank	199,209
JPMorgan Chase Bank	50,228
JPMorgan Chase Bank	53,548
JPMorgan Chase Bank	40,000
JPMorgan Chase Bank	18,581
JPMorgan Chase Bank	3,408
JPMorgan Chase Bank	2,844
Mellon Trust - US Custodian /	25,588
Mellon Trust - US Custodian /	84,352
Mellon Trust of New England	86,026
Mitsui Asset	5,812
Northern Trust Bank - BGI SEPA	27,566
Northern Trust Bank - BGI SEPA	132,007
Northern Trust Bank - BGI SEPA	105,837
R C Greig Nominees Limited	88,673
R C Greig Nominees Limited a/c AK1	13,468
R C Greig Nominees Limited a/c BL1	4,675
R C Greig Nominees Limited a/c GP1	4,102
R C Greig Nominees Limited a/c SA1	3,540
State Street Bank & Trust - WI	150,224
State Street Boston	190,333
State Street Trust of Canada -	85,293
The Northern Trust Company - U	61,182
Trust & Custody Services Bank	632
Trust & Custody Services Bank	3,577
Zeban Nominees Limited	2,306

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares /amount of stock disposed	8. Percentage of issued class
NOT DISCLOSED	not disclosed	Not disclosed	NOT DISCLOSED

9. Class of security	10. Date of transaction	11. Date company informed
Ordinary Shares of 15 5/9 pence	NOT DISCLOSED	15 June 2006

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
17,425,655	4.81%

14. Any additional information	15. Name of contact and telephone number for queries
	Christopher Hill - 01274 804135

16. Name and signature of authorised company official responsible for making this notification

Christopher Hill

Date of notification:15 June 2006

END

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Regulatory Announcement

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KeldaGroup

Company	Kelda Group PLC
TIDM	KEL
Headline	Holding(s) in Company
Released	17:50 14-Jun-06
Number	PRNUK-1406

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

Kelda Group plc

2. Name of shareholder having a major interest

ZURICH

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Not disclosed

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Owner	Beneficial Owner	Account	Shares
Chase Nominees Ltd	Zurich Lebensversicherungs AG (Deutschland)	n/a	7,383
Chase Nominees Ltd	Zurich Lebensversicherungs AG (Deutschland)	n/a	17,411
BNY (OCS) Nominees Ltd	Zurich Insurance Company UK Branch	n/a	88,631
Chase Nominees Ltd	Deutsche Herold Lebensversigherung AG	n/a	40,800
Littledown Nominees Ltd	Zurich Assurance Ltd	03449	1,100,000
Littledown Nominees Ltd	Zurich Assurance Ltd	02891	7,752,671
Littledown Nominees Ltd	Zurich Assurance Ltd	07205	243,274
Littledown Nominees Ltd	Zurich Assurance Ltd	21688	183,249
Littledown	Zurich Assurance Ltd	02642	530,096

Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	17:04 16-Jun-06
Number	PRNUK-1606

KeldaGroup

Kelda Group plc announces that on 16 June 2006 it purchased for cancellation 365,000 of its ordinary shares at a price of 754.78p per share from JPMorgan Cazenove Limited.

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	17:36 14-Jun-06
Number	PRNUK-1406

KeldaGroup

Kelda Group plc announces that on 14 June 2006 it purchased for cancellation 350,000 of its ordinary shares at a price of 754.85p per share from JPMorgan Cazenove Limited.

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	16:44 13-Jun-06
Number	PRNUK-1306

KeldaGroup

Kelda Group plc announces that on 13 June 2006 it purchased for cancellation 500,000 of its ordinary shares at a price of 742.1395p per share from JPMorgan Cazenove Limited.

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	16:51 12-Jun-06
Number	PRNUK-1206

KeldaGroup

Kelda Group plc announces that on 12 June 2006 it purchased for cancellation 400,000 of its ordinary shares at a price of 748.79p per share from JPMorgan Cazenove Limited.

END

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